As filed with the Securities and Exchange Commission on ____________, 1999
                                     Registration No. 333-___________________

                       ----------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                   FORM 11-K
      FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
                                     1934
                   For the plan year ended December 31, 1998
                                      or
( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
                                     OF 1934

              For the transition period from _________ to ________
                            Commission File Number:
Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   Wesley Jessen Savings and Retirement Plan

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        Wesley Jessen VisionCare, Inc.
                            333 East Howard Avenue
                       Des Plaines, Illinois 60018-5903
                         ----------------------------

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, Wesley Jessen Corporation as Plan Administrator with respect to the Wesley Jessen Savings and Retirement Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                               WESLEY JESSEN CORPORATION


                                   /s/ Michael R. Southard
Date: June 30, 1999            By: __________________________________________
                                   Michael R. Southard, Vice President, Human
                                   Resources

          (401K and Profit Sharing Component)


          Financial Statements as of and for the
          years ended December 31, 1998 and 1997

          Additional information required for Form 5500
          for the year ended December 31, 1998

WESLEY JESSEN SAVINGS AND RETIREMENT PLAN
(401K AND PROFIT SHARING COMPONENT)

Table of Contents
----------------------------------------------------------------------------

                                                                 Page Number
                                                                 -----------
Report of Independent Accountants                                      1


Basic Financial Statements

    Statement of Net Assets Available for Benefits                     2

    Statement of Changes in Net Assets Available for Benefits          3

    Notes to Financial Statements                                    4 - 14


Additional Information *

    Schedule I -  Schedule of Assets Held for
                  Investment Purposes                                 15

    Schedule II   Schedule of Reportable Transactions
                  (Transactions or Series of Transactions
                  in Excess of 5% of Plan Assets)                     16




* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                       Report of Independent Accountants

To the Participants and Administrator of Wesley Jessen Savings and Retirement Plan (401K and Profit-Sharing Component)

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Wesley Jessen Savings and Retirement Plan (401K and Profit-Sharing Component) (the "Plan") at December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



June 23, 1999

WESLEY JESSEN SAVINGS AND RETIREMENT PLAN
(401K AND PROFIT SHARING COMPONENT)

Statement of Net Assets Available for Benefits
-------------------------------------------------------------------------------

                                                      As of December 31,
                                                 1998                 1997
                                             ----------------------------------
Investments, at fair value
Registered investment companies:

   Vanguard 500 Index Fund               *   $10,391,379.44  *   $ 4,870,795.00
   Vanguard Explorer Fund                *     3,571,136.50        1,964,524.00
   Vanguard International Growth Fund          2,560,296.58          906,405.00
   Vanguard PRIMECAP Fund                *     7,252,460.80                   -
   Vanguard Short-Term Corporate Fund            619,881.40          395,039.00
   Vanguard Total Bond Market Index Fund         414,412.97                   -
   Vanguard Treasury Money Market Fund   *     5,803,343.77  *     4,318,082.00
   Vanguard Wellington Fund              *     7,095,539.27  *     4,168,213.00
   Vanguard Windsor Fund                 *     7,602,356.06  *     7,349,268.00
                                             ----------------------------------
                                              45,310,806.79       23,972,326.00
Former Benham Preservation Fund          *     4,087,033.81                   -
Wesley Jessen Stock Fund                 *     3,986,187.19        2,412,489.00
Participant loans                              4,256,593.22  *     3,906,776.00
                                             ----------------------------------
          Total investments                   57,640,621.01       30,291,591.00
                                             ----------------------------------


Receivables
Employer's contributions                       2,585,255.81        1,706,488.00
Participants' contributions                          166.88           71,459.00
                                             ----------------------------------
          Total receivables                    2,585,422.69        1,777,947.00


Cash                                                      -       23,695,485.00
                                             ----------------------------------
          Total assets                         2,585,422.69       25,473,432.00


Liabilities
Refunds due to participants                               -           93,281.00
                                             ----------------------------------


Net assets available for benefits            $60,226,043.70      $55,671,742.00
                                             ==================================




*  Represents 5% or more of net assets available for benefits.
The accompanying notes are an integral part of the financial statements.

WESLEY JESSEN SAVINGS AND RETIREMENT PLAN
(401K AND PROFIT SHARING COMPONENT)

Statement of Changes in Net Assets Available for Benefits
--------------------------------------------------------------------------------

                                                  Year Ended December 31,
                                                 1998                 1997
                                             -----------------------------------
Additions
Investment income:
  Interest and dividend income, investments  $ 2,539,946.25       $ 2,107,194.54
  Interest income, participant loans             358,047.91           216,944.31
  Net appreciation in fair value of
     investments                               2,262,269.55         3,084,725.40
                                             -----------------------------------
                                               5,160,263.71         5,408,864.25
                                             -----------------------------------
Contributions:
  Employer                                     3,712,766.96         2,278,840.00
  Participant                                  3,708,737.09         1,963,506.14
                                             -----------------------------------
                                               7,421,504.05         4,242,346.14
                                             -----------------------------------

Asset transfers in                                        -        25,051,909.00
Other additions                                    4,372.66                    -
                                             -----------------------------------
          Total additions                     12,586,140.42        34,703,119.39
                                             -----------------------------------

Deductions
Payment of benefits                            8,031,816.05         2,040,460.15
Administrative Expenses                               22.67                    -
Other deductions                                          -            93,281.00
                                             -----------------------------------
          Total deductions                     8,031,838.72         2,133,741.15
                                             -----------------------------------

Net increase                                   4,554,301.70        32,569,378.24

Net assets available for plan benefits:
  Beginning of period                         55,671,742.00        23,102,363.76
                                             -----------------------------------
  End of period                              $60,226,043.70       $55,671,742.00
                                             ===================================



The accompanying notes are an integral part of the financial statements.

WESLEY JESSEN SAVINGS AND RETIREMENT PLAN
(401K and Profit Sharing Component

Notes to Financial Statements
--------------------------------------------------------------------------------

NOTE - DESCRIPTION OF PLAN

The Wesley Jessen Savings and Retirement Plan (401K and Profit-Sharing Component) (the Plan) was established as of July 1, 1995 by Wesley Jessen Corporation (the Company), a wholly owned subsidiary of Wesley Jessen Vision Care, Inc. The following description of the Plan is provided for general informational purposes. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Plan is a component of Wesley Jessen Savings and Retirement Plan, the other component of which is a money purchase component. The two components together make up the entire Wesley Jessen Savings and Retirement Plan. However, the two components have separate filing requirements under the provisions of the Internal Revenue Code (IRC) and, therefore, maintain separate financial statements.

General
The Plan is a defined contribution profit-sharing plan covering all eligible employees of Wesley Jessen Corporation. The Plan is administered by the Administrative Committee (the Administrator) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Administrative Committee, on behalf of the Plan, has appointed Vanguard Fiduciary Trust Company
(VFTC) as the Plan's trustee and recordkeeper. The Plan provides benefits covering substantially all employees of the Company provided that they have completed at least 90 days of service.

Contributions
The Plan provides that qualified employees may make pre-tax elective contributions to the Plan between 1% and 15% of annual compensation, which will be matched by the Company at a rate of 50% of each participant's elective contribution up to 6% of annual compensation. The Plan also provides that the Company's Board of Directors may elect to make an additional discretionary contribution to participant's accounts. For the years ended December 31, 1998 and 1997, the Company authorized discretionary contributions of approximately $2,585,000 and $1,639,000 respectively. All contributions are subject to certain limitations as defined by the IRC.

Participant Accounts
Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and, (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participant contributions vest upon deposit. Company contributions vest at varying percentages based on date of hire but in all cases are fully vested after four years of service.

Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000, with a maximum of lesser of 50% of the participant's vested account balance or $50,000 reduced by the highest outstanding balance of loans from the plan during the prior one-year period. Loan transactions are treated as a

WESLEY JESSEN SAVINGS AND RETIREMENT PLAN
(401K and Profit Sharing Component

Notes to Financial Statements
--------------------------------------------------------------------------------

transfer to (from) the investment fund (to) the Participant Loan Fund. Loan terms generally do not exceed five years, but loans for the purchase of a principal residence may have terms up to twenty years. Each loan bears interest at a fixed rate that is commensurate with the prevailing market rates at the date the loan is issued. Principal and interest is paid ratably through monthly payroll deductions.

Payment of Benefits
In the event of retirement, death, disability, or termination of employment, a participant's vested interest in the Plan is distributable in a lump-sum payment or, at the election of the participant, in periodic installments. Under certain limited circumstances, participants may withdraw part or all of their pre-tax contributions while still employed by the Company.

Forfeited Accounts
Forfeitures of unvested amounts are used to offset future Company contributions.

Plan Termination

The Company intends to continue the Plan without interruption, but reserves the right to discontinue the Plan at any time subject to the provisions of ERISA. Upon termination or partial termination of the Plan, the balance of the participant's accounts shall become fully vested and payable to the participants in accordance with the Plan's provisions.

Investment Options
During the plan years ended December 31, 1998 and 1997, participants were able to allocate their contributions among the following investment options:

     Vanguard 500 Index Fund: Seeks to provide long-term growth of capital and income from dividends by holding all of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of U.S. stock market performance.

     Vanguard Explorer Fund: Seeks to provide long-term growth of capital by investing in a diversified group of small-company stocks with prospects for above-average growth.

     Vanguard International Growth Fund: Seeks to provide long-term growth of capital by investing in stocks of high-quality, seasoned companies based outside the United States. Stocks are selected from more than 15 countries.

     Vanguard PRIMECAP Fund: Seeks long-term growth of capital by investing in stocks of companies with above-average prospects for continued earnings growth, strong industry positions, and skilled management teams.

     Vanguard Short-Term Corporate Fund: Seeks to provide income while maintaining a high degree of stability of principal by investing in short-term bonds, including high-quality corporate and U.S. Treasury securities.

WESLEY JESSEN SAVINGS AND RETIREMENT PLAN
(401K and Profit Sharing Component

Notes to Financial Statements
--------------------------------------------------------------------------------

     Vanguard Total Bond Market Index: Seeks to provide a high level of interest income by attempting to match the performance of unmanaged Lehman Brothers Aggregate Bond Index, which is a widely recognized measure of the entire taxable U.S. bond market.

     Vanguard Treasury Money Market Fund: Seeks to provide high income and a stable share price of $1 by investing in short-term securities that are backed by the full faith and credit of the U.S. government. At least 65% of the fund's assets are invested in U.S. Treasury securities.

     Vanguard Wellington Fund: Seeks to provide income and long-term growth of capital without undue risk to capital by investing about 65% of its assets in stocks and the remaining 35% in bonds.

     Vanguard Windsor Fund: Seeks to provide long-term growth of capital and income by investing in stocks believed to be undervalued by the market. It focuses on stocks selling at prices that seem low in relation to such factors as past earnings, potential growth, and dividend payments.

     Wesley Jessen Stock Fund: Seeks to provide the potential for long-term growth through increases in the value of the Wesley Jessen Common Stock and reinvestment of its dividends.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

The following accounting policies, which conform to generally accepted accounting principles, have been used consistently in the preparation of the Plan's financial statements:

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end. The Company stock fund is valued at its year-end unit closing price (price plus uninvested cash position). Participant loans are valued at cost, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

WESLEY JESSEN SAVINGS AND RETIREMENT PLAN
(401K and Profit Sharing Component

Notes to Financial Statements
--------------------------------------------------------------------------------

Payment of Benefits
Benefits are recorded when paid.

Reclassification
Certain amounts in the 1997 financial statements have been reclassified to conform to the current year presentation.

NOTE 3 - FORMER BENHAM PRESERVATION FUND

The Former Benham Preservation Fund (the Fund) consists of a fixed income collective investment fund valued at $2,177,782 and a money market mutual fund sponsored by the Vanguard Group valued at $1,909,252. The Fund is credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Plan invests in shares of mutual funds managed by an affiliate of the VFTC. VFTC acts as trustee for investments of the Plan. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. The Plan purchased Company stock with a value of $3,303,909 and sold Company stock with a value of $986,103.

NOTE 5 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Benefits payable amounted to approximately $58,131 at December 31, 1997. These benefits payable are recorded as a liability in the Plan's Form 5500 but not in the accompanying financial statements.

NOTE 6 - PLAN EXPENSES

The Company pays a portion of administrative expenses incident to the operation of the plan.

NOTE 7 - TAX STATUS

The Internal Revenue Service issued a favorable determination letter dated January 6, 1999, informing the Company that the Plan and related trust are designed in accordance with applicable sections of the IRC.

NOTE 8 - REFUNDS TO PARTICIPANTS

The liability at December 31, 1997 represents a return of 401(k) contributions plus earnings to participants. These contributions were returned in 1998 in order for the Plan to satisfy the 401(k) non-discrimination test for the 1997 plan year and the Internal Revenue Code Section 415 limitations on the maximum amount of contributions that a participant could make in the 1997 plan year.
The excess contributions relating to the non-discrimination tests were returned pursuant to the applicable Internal Revenue Service regulations. The excess 415 contributions were returned pursuant to the Internal Revenue Service's Administrative Policy Regarding Self-Correction (APRSC) which provides

WESLEY JESSEN SAVINGS AND RETIREMENT PLAN
(401K and Profit Sharing Component

Notes to Financial Statements
--------------------------------------------------------------------------------

that a plan sponsor may correct operational errors within two plan years of the occurrence of the error.

NOTE 9 - PLAN MERGER

Effective on December 31, 1997, the Company merged the PBH Employees' Savings and Investment Plan with the Plan. Accordingly, at December 31, 1997, the Plan recorded the related asset transfer.

Wesley Jessen Savings and Retirement Plan
(401K and Profit Sharing Component)
Notes to the Financial Statements
________________________________________________________________________________
NOTE 10 - CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND
The allocation of changes in net assets available for plan benefits for the year ended DECEMBER 31, 1998 is as follows:

                                                                                         PARTICIPANT DIRECTED


                                                                        Vanguard 500 Index Fund        Vanguard Explorer Fund
                                                         --------------------------------------------------------------------------
Additions
Investment income:
     Interest and dividend income, investments                      $               156,145.73     $               31,009.75
     Interest income, participant loans                                                      -                             -
     Net realized gain (loss) on sale of investments                                219,038.68                      6,479.64
     Net unrealized apprec. (deprec.) of investments                              1,861,123.93                    128,891.09
                                                         ---------------------------------------------------------------------------
                                                                                  2,236,308.34                    166,380.48
                                                         ---------------------------------------------------------------------------
Contributions:
     Employer                                                                       490,442.64                    174,367.38
     Participant                                                                    711,771.22                    311,614.66
     Participant loan repayments                                                    289,773.26                    143,040.99
                                                         ---------------------------------------------------------------------------
                                                                                  1,491,987.12                    629,023.03
                                                         ---------------------------------------------------------------------------
Other additions                                                                       2,764.60                        374.22
                                                         ---------------------------------------------------------------------------
     Total additions                                                              3,731,060.06                    795,777.73
                                                         ---------------------------------------------------------------------------

Deductions
Payment of benefits                                                               1,157,179.36                    469,994.07
Participant loan withdrawals                                                        280,594.00                    143,531.94
Administrative expenses                                                                      -                             -
                                                         ---------------------------------------------------------------------------
     Total deductions                                                             1,437,773.36                    613,526.01
                                                         ---------------------------------------------------------------------------

Net increase (decrease) prior to interfund transfers                              2,293,286.70                    182,251.72
Interfund transfers                                                                 (48,727.47)                  (434,052.89)
                                                         ---------------------------------------------------------------------------
Net increase                                                                      2,244,559.23                   (251,801.17)
Net assets available for plan benefits:
     Beginning of period                                                          8,437,467.00                  3,895,989.00
                                                         ---------------------------------------------------------------------------
     End of period                                                  $            10,682,026.23     $            3,644,187.83
                                                         ===========================================================================

                                                                          Vanguard International
                                                                                Growth Fund             Vanguard PRIMECAP Fund
                                                         ---------------------------------------------------------------------------
Additions
     Interest and dividend income, investments           $                           50,980.98          $         283,783.50
     Interest income, participant loans                                                      -
     Net realized gain (loss) on sale of investments                                 74,082.12                    240,517.91
     Net unrealized apprec. (deprec.) of investments                                                                       -
                                                                                    271,625.12                  1,072,600.85
                                                         --------------------------------------------------------------------------
                                                                                    396,688.22                   1,596,902.26
                                                         ---------------------------------------------------------------------------
Contribution:
     Employer                                                                       139,042.53                    233,586.74
     Participant                                                                    242,823.47                    429,032.87
     Participant loan repayments                                                     88,690.51                     97,448.46
                                                         --------------------------------------------------------------------------
                                                                                    470,556.51                    760,068.07
                                                         --------------------------------------------------------------------------
Other additions                                                                         140.09                             -
                                                         ---------------------------------------------------------------------------
     Total additions                                                                867,384.82                  2,356,970.33
                                                         ---------------------------------------------------------------------------

Deductions
Payment of benefits                                                                 644,179.36                  1,643,500.47
Participant loan withdrawals                                                         68,250.52                    201,981.92
Administrative expenses                                                                      -                             -
                                                         ---------------------------------------------------------------------------
     Total deductions                                                               712,429.88                  1,845,482.39
                                                         ---------------------------------------------------------------------------
Net increase (decrease) prior to interfund transfers                                154,954.94                    511,487.94
Interfund transfers                                                                (145,402.76)                  (148,979.61)
                                                         ---------------------------------------------------------------------------
Net increase                                                                          9,552.18                    362,508.33
Net assets available for plan benefits:
     Beginning of period                                                          2,619,941.00                  6,992,256.00
                                                         --------------------------------------------------------------------------
     End of period                                       $                        2,629,493.18          $       7,354,764.33
                                                         ==========================================================================

Wesley Jessen Savings and Retirement Plan
(401K and Profit Sharing Component)

Notes to the Financial Statement
--------------------------------------------------------------------------------

NOTE 10 - CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND
The allocation of changes in net assets available for plan benefits for the year ended DECEMBER 31, 1997 is as follows:

                                                                              PARTICIPANT DIRECTED
                                           --------------------------------------------------------------------------------------

                                                                                     Vanguard                            Vanguard
                                                   Vanguard         Vanguard    International         Vanguard         Short-Term
                                             500 Index Fund    Explorer Fund      Growth Fund    PRIMECAP Fund     Corporate Fund
                                           --------------------------------------------------------------------------------------
Additions
Investment income:
   Interest and dividend income,
     investments                              $   91,430.37    $  193,425.21    $   39,766.25    $           -        $ 21,440.78
   Interest income, participant loans                     -                -                -                -                  -
   Net realized gain (loss) on sale of
     investments                                 151,705.86        24,308.28        10,917.47                -              89.47
   Net unrealized apprec. (deprec.) of
     investments                                 736,197.86        23,299.55       (36,865.67)               -           2,302.78
                                           --------------------------------------------------------------------------------------
                                                 979,334.09       241,033.04        13,818.05                -          23,833.03
                                           --------------------------------------------------------------------------------------
Contributions:
   Employer                                      319,101.00       130,615.00       102,560.00        29,274.00          36,082.00
   Participant                                   388,336.89       222,532.44       186,898.59                -          43,865.31
   Participant loan repayments                   168,107.09       111,719.21        66,847.16                -          24,491.04
                                           --------------------------------------------------------------------------------------
                                                 875,544.98       464,866.65       356,305.75        29,274.00         104,438.35
                                           --------------------------------------------------------------------------------------

Asset transfers in                             3,378,015.00     1,873,421.00     1,665,739.00     6,969,677.00                  -
                                           --------------------------------------------------------------------------------------
   Total additions                             5,232,894.07     2,579,320.69     2,035,862.80     6,998,951.00         128,271.38
                                           --------------------------------------------------------------------------------------

Deductions
Distributions and withdrawals                    364,562.91       228,317.44       150,802.79                -          35,968.42
Participant refunds                               20,725.00         9,096.00         7,264.00         6,695.00           1,021.00
                                           --------------------------------------------------------------------------------------
   Total deductions                              385,287.91       237,413.44       158,066.79         6,695.00          36,989.42
                                           --------------------------------------------------------------------------------------

Net increase (decrease) prior to
   interfund transfers                         4,847,606.16     2,341,907.25     1,877,796.01     6,992,256.00          91,281.96
Interfund transfers                              857,022.27      (399,171.77)       34,128.87                -          35,482.15
                                           --------------------------------------------------------------------------------------
Net increase                                   5,704,628.43     1,942,735.48     1,911,924.88     6,992,256.00         126,764.11
Net assets available for plan benefits:
   Beginning of period                         2,732,838.57     1,953,253.52       708,016.12                -         288,735.89
                                           --------------------------------------------------------------------------------------
   End of period                              $8,437,467.00    $3,895,989.00    $2,619,941.00    $6,992,256.00        $415,500.00
                                           ======================================================================================

Wesley Jessen Savings and Retirement Plan
(401K and Profit Sharing Component)

Notes to the Financial Statement
--------------------------------------------------------------------------------

NOTE 10 - CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND
The allocation of changes in net assets available for plan benefits for the year ended DECEMBER 31, 1997 is as follows:

                                                                                PARTICIPANT DIRECTED
                                           -----------------------------------------------------------------------------------------

                                            Vanguard Total Bond   Vanguard Treasury          Vanguard       Vanguard  Wesley Jessen
                                              Market Index Fund   Money Market Fund   Wellington Fund   Windsor Fund     Stock Fund
                                           -----------------------------------------------------------------------------------------
Additions
Investment income:
   Interest and dividend income,
     investments                                $          -        $  234,715.10       $  353,789.25   $1,172,627.58  $           -
   Interest income, participant loans                      -                    -                                   -              -
   Net realized gain (loss) on sale of
     investments                                           -                    -           82,987.83      190,398.76     268,788.71
   Net unrealized apprec. (deprec.) of
     investments                                           -                    -          347,542.64      (35,680.60)  1,318,732.46
                                           -----------------------------------------------------------------------------------------
                                                           -           234,715.10          784,319.72    1,327,345.74   1,587,521.17
                                           -----------------------------------------------------------------------------------------
Contributions:
   Employer                                        11,477.00           376,062.00          283,428.00      362,629.00     627,612.00
   Participant                                             -           156,537.83          386,642.41      507,220.28      71,472.39
   Participant loan repayments                                         288,255.18          180,853.64      249,084.67      11,936.71
                                           -----------------------------------------------------------------------------------------
                                                   11,477.00           820,855.01          850,924.05    1,118,933.95     711,021.10
                                           -----------------------------------------------------------------------------------------

Asset transfers in                                         -         1,000,000.00        2,011,911.00    1,001,775.00     256,027.00
                                           -----------------------------------------------------------------------------------------
   Total additions                                 11,477.00         2,055,570.11        3,647,154.77    3,448,054.69   2,554,569.27
                                           -----------------------------------------------------------------------------------------

Deductions
Distributions and withdrawals                              -           746,604.36          520,030.04    1,099,318.18      96,999.51
Participant refunds                                   121.00             8,498.00           13,859.00       20,182.00       5,717.00
                                           -----------------------------------------------------------------------------------------
   Total deductions                                   121.00           755,102.36          533,889.04    1,119,500.18     102,716.51
                                           -----------------------------------------------------------------------------------------

Net increase (decrease) prior to
   interfund transfers                             11,356.00         1,300,467.75        3,113,265.73    2,328,554.51   2,451,852.76
Interfund transfers                                        -          (597,089.11)        (217,478.36)     158,909.95     128,196.00
                                           -----------------------------------------------------------------------------------------
Net increase                                       11,356.00           703,378.64        2,895,787.37    2,487,464.46   2,580,048.76
Net assets available for plan benefits:
   Beginning of period                                     -         4,947,507.36        3,447,133.63    6,070,480.54     701,891.24
                                           -----------------------------------------------------------------------------------------
   End of period                                $  11,356.00        $5,650,886.00       $6,342,921.00   $8,557,945.00  $3,281,940.00
                                           =========================================================================================

Wesley Jessen Savings and Retirement Plan
(401K and Profit Sharing Component)

Notes to the Financial Statements
-------------------------------------------------------------------------------------------------------------------------------

NOTE 10 - CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND
The allocation of changes in net assets available for plan benefits for the year ended DECEMBER 31, 1997 is as follows:

                                                            PARTICIPANT DIRECTED
                                                  ------------------------------------------

                                                                               Former Benham
                                                  Participant loans        Preservation Fund           TOTAL
                                                  ---------------------------------------------------------------
Additions
Investment income:
   Interest and dividend income,
     investments                                  $               -        $               -      $  2,107,194.54
   Interest income, participant loans                    216,944.31                        -           216,944.31
   Net realized gain (loss) on sale of
     investments                                                  -                        -           729,196.38
   Net unrealized apprec. (deprec.) of
     investments                                                  -                        -         2,355,529.02
                                                  ---------------------------------------------------------------
                                                         216,944.31                        -         5,408,864.25
                                                  ---------------------------------------------------------------
Contributions:
   Employer                                                       -                        -         2,278,840.00
   Participant                                                    -                        -         1,963,506.14
   Participant loan repayments                        (1,101,294.70)                       -                    -
                                                  ---------------------------------------------------------------
                                                      (1,101,294.70)                       -         4,242,346.14
                                                  ---------------------------------------------------------------

Asset transfers in                                     1,281,762.00             5,613,582.00        25,051,909.00
                                                  ---------------------------------------------------------------
   Total additions                                       397,411.61             5,613,582.00        34,703,119.39
                                                  ---------------------------------------------------------------

Deductions                                                                                                      -
Distributions and withdrawals                         (1,202,143.50)                       -         2,040,460.15
Participant refunds                                               -                   103.00            93,281.00
                                                  ---------------------------------------------------------------
   Total deductions                                   (1,202,143.50)                  103.00         2,133,741.15
                                                  ---------------------------------------------------------------

Net increase (decrease) prior to
    interfund transfers                                1,599,555.11             5,613,479.00        32,569,378.24
Interfund transfers                                               -                        -                    -
                                                  ---------------------------------------------------------------
Net increase                                           1,599,555.11             5,613,479.00        32,569,378.24
Net assets available for plan benefits:                                                                         -
    Beginning of period                                2,252,506.89                        -        23,102,363.76
                                                  ---------------------------------------------------------------
    End of period                                 $    3,852,062.00        $    5,613,479.00      $ 55,671,742.00
                                                  ===============================================================

                            ADDITIONAL INFORMATION
                            REQUIRED FOR FORM 5500

WESLEY JESSEN SAVINGS AND RETIREMENT PLAN                             Schedule I
(401K AND PROFIT SHARING COMPONENT)

Schedule of Assets Held for Investment Purposes
As of December 31, 1998
--------------------------------------------------------------------------------

Wesley Jessen Savings and Retirement Plan, EIN 36-4024354

Attachment to Form 5500, Line 27(a):

    Identity of Issue                                         Investment Type                   Cost                 Current Value
------------------------------------------------------------------------------------------------------------------------------------
*   Vanguard 500 Index Fund                          Registered Investment Company            $ 7,575,358.64          $10,391,379.44
*   Vanguard Explorer Fund                           Registered Investment Company              3,375,263.33            3,571,136.50
*   Vanguard International Growth Fund               Registered Investment Company              2,297,678.39            2,560,296.58
*   Vanguard PRIMECAP Fund                           Registered Investment Company              6,179,859.95            7,252,460.80
*   Vanguard Short-Term Corporate Fund               Registered Investment Company                617,393.47              619,881.40
*   Vanguard Total Bond Market Index                 Registered Investment Company                411,353.29              414,412.97
*   Vanguard Treasury Money Market                   Registered Investment Company              7,712,595.39            7,712,595.39
*   Vanguard Wellington Fund                         Registered Investment Company              6,681,836.93            7,095,539.27
*   Vanguard Windsor Fund                            Registered Investment Company              8,043,936.99            7,602,356.06
*   Wesley Jessen Vision Care, Inc.                  Common Stock                               3,715,735.18            3,986,187.19
    Wesley Jessen Savings & Retirement Plan          Participant loans (7.00% - 11.00%)                    -            4,256,593.22
    (401 K and Profit Sharing Component)
    Benham Preservation Fund                         Collective Investment Fund                 2,177,782.19            2,177,782.19
                                                                                              --------------------------------------

Total assets held for investment purposes                                                     $48,788,793.75          $57,640,621.01
                                                                                              ======================================


* Party in Interest

WESLEY JESSEN SAVINGS AND RETIREMENT PLAN                            Schedule II
(401K AND PROFIT SHARING COMPONENT)

Schedule of Reportable Transactions *
Year Ended December 31, 1998
--------------------------------------------------------------------------------

Wesley Jessen Savings and Retirement Plan, EIN 36-4024354

Attachment to Form 5500, Line 27(d):

  Identity of Party   Description of Asset (include interest rate
      Involved          and maturity in the case of a loan)          Purchase Price        Selling Price
--------------------------------------------------------------------------------------------------------
The Vanguard Group    Vanguard 500 Index Fund                        $6,444,913.79
The Vanguard Group    Vanguard 500 Index Fund                                             $3,007,256.48
The Vanguard Group    Vanguard Explorer Fund                          3,128,060.10
The Vanguard Group    Vanguard Explorer Fund                                               1,657,192.64
The Vanguard Group    Vanguard International Growth Fund              2,844,191.59
The Vanguard Group    Vanguard International Growth Fund                                   1,536,147.79
The Vanguard Group    Vanguard PRIMECAP Fund                          9,281,566.29
The Vanguard Group    Vanguard PRIMECAP Fund                                               3,342,224.25
The Vanguard Group    Vanguard Treasury Money Market                  9,170,084.58
The Vanguard Group    Vanguard Treasury Money Market                                       5,783,303.15
The Vanguard Group    Vanguard Wellington Fund                        4,352,732.84
The Vanguard Group    Vanguard Wellington Fund                                             1,391,481.66
The Vanguard Group    Vanguard Windsor Fund                           3,457,431.07
The Vanguard Group    Vanguard Windsor Fund                                                2,623,399.87
The Vanguard Group    Behnam Preservation Fund                                             2,785,134.61
The Vanguard Group    Wesley Jessen Stock Fund                        3,303,909.27
The Vanguard Group    Wesley Jessen Stock Fund                                               986,102.53


                                                                                             Current Value of
 Identity of Party   Description of Asset (include interest rate    Historical Cost of           Asset on         Historical Gain
      Involved          and maturity in the case of a loan)              Asset               Transaction Date         (Loss)
--------------------------------------------------------------------------------------------------------------------------------
The Vanguard Group    Vanguard 500 Index Fund                                                $  6,444,913.79
The Vanguard Group    Vanguard 500 Index Fund                      $ 2,648,416.91               3,007,256.48       $358,839.57
The Vanguard Group    Vanguard Explorer Fund                                                    3,128,060.10
The Vanguard Group    Vanguard Explorer Fund                         1,643,300.88               1,657,192.64         13,891.76
The Vanguard Group    Vanguard International Growth Fund                                        2,844,191.59
The Vanguard Group    Vanguard International Growth Fund             1,464,549.95               1,536,147.79         71,597.84
The Vanguard Group    Vanguard PRIMECAP Fund                                                    9,281,566.29
The Vanguard Group    Vanguard PRIMECAP Fund                         3,102,309.19               3,342,224.25        239,915.06
The Vanguard Group    Vanguard Treasury Money Market                                            4,463,632.29
The Vanguard Group    Vanguard Treasury Money Market                 5,783,303.15               5,783,303.15                 -
The Vanguard Group    Vanguard Wellington Fund                                                  4,352,732.84
The Vanguard Group    Vanguard Wellington Fund                       1,262,986.60               1,391,481.66        128,495.06
The Vanguard Group    Vanguard Windsor Fund                                                     3,457,431.07
The Vanguard Group    Vanguard Windsor Fund                          2,527,349.51               2,623,399.87         96,050.36
The Vanguard Group    Behnam Preservation Fund                       2,785,134.61               2,785,134.61                 -
The Vanguard Group    Wesley Jessen Stock Fund                                                  3,303,909.27
The Vanguard Group    Wesley Jessen Stock Fund                         938,118.98                 986,102.53         47,983.55


* Transactions or a series of transactions in excess of 5% of the current value of the Plan's assets as of the beginning of the plan year as defined in section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

                                       15